UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

July 2004

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-__________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: DISCOVERY IN KAZAKHSTAN
EX-99.2: NIGERIA: LIQUEFACTION TRAIN
EX-99.3: INDONESIA: DEEP OFFSHORE
EX-99.4: 2ND QUARTER AND FIRST HALF 2004 RESULTS
EX-99.5: CONSOLIDATED ACCOUNTS & THE NOTES THERETO
EX-99.6: SALES IN THE 1ST HALF OF 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: August 6th, 2004	By :	/s/ Charles Paris de Bollardière Name : Charles PARIS de BOLLARDIERE Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Caspian Sea: hydrocarbon discovery in the Kairan structure in Kazakhstan (July 27, 2004).

➢	EXHIBIT 99.2:	Sixth Gas Liquefaction Train for Nigeria’s Bonny Plant (July 30, 2004).

➢	EXHIBIT 99.3:	Total Acquires Interest in an Exploration Block Deep Offshore Indonesia (August 5, 2004).

➢	EXHIBIT 99.4:	2004 Second Quarter and First Half Results (August 5, 2004).

➢	EXHIBIT 99.5:	Total S.A.’s Consolidated Accounts for the Three Months and Six Months Ended June 30, 2004, together with the Notes thereto (French GAAP) (August 5, 2004).

➢	EXHIBIT 99.6:	Total’s Sales in the First Half of 2004 (August 5, 2004).